                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                              -------------------------

                                    SCHEDULE 14D-1

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES
                                 EXCHANGE ACT OF 1934

                                   AMENDMENT NO. 1

                              -------------------------

                       BOSTON CAPITAL TAX CREDIT FUND IV L.P.
                              (NAME OF SUBJECT COMPANY)
                              VALLEY CREEK CAPITAL, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY

                           GLOBAL CAPITAL MANAGEMENT, INC.,
                                A DELAWARE CORPORATION
                                       (BIDDER)

                      SERIES 20 BENEFICIAL ASSIGNEE CERTIFICATES
                            (TITLE OF CLASS OF SECURITIES)

                                     100567 70 0

                        (CUSIP Number of Class of Securities)

                                  Thomas A. Schmidt
                           601 Carlson Parkway - Suite 200
                             Minnetonka, Minnesota  55305
                                    (612) 476-7200
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                   WITH A COPY TO:
                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
                        1901 Avenue of the Stars - Suite 1100
                           Los Angeles, California  90067
                                    (310) 556-4660

                              -------------------------

                              CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
                   $2,280,000                               $456.00
--------------------------------------------------------------------------------
 *    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY.  THIS CALCULATION
      ASSUMES THE PURCHASE OF 380,000 BACS AT $6.00 PER BAC NET IN CASH. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11
      OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF BACS ASSUMED TO BE PURCHASED.

 [ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

      AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE  FILING PARTY:   NOT APPLICABLE
      FORM OF REGISTRATION NO.:  NOT APPLICABLE  DATE FILED:     NOT APPLICABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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---------------------                                          -----------------
CUSIP NO. 100567 70 0                                          Page 2 of 6 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Valley Creek Capital, LLC
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)   / /
                                                                 (b)   / /
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                       / /
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of Delaware
--------------------------------------------------------------------------------
  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      None
--------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain BACs (See
      Instructions)
                                                                       / /
--------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      None
--------------------------------------------------------------------------------
  10. Type of Reporting Persons (See Instructions)

      OO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 100567 70 0                                          Page 3 of 6 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Global Capital Management, Inc.
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)   / /
                                                                 (b)   / /
--------------------------------------------------------------------------------
  3.  SEC Use Only
--------------------------------------------------------------------------------
  4.  Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                       / /
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of Delaware
--------------------------------------------------------------------------------
  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      None
--------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain BACs (See
      Instructions)
                                                                       / /
--------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      None
--------------------------------------------------------------------------------
  10. Type of Reporting Persons (See Instructions)

      CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Valley Creek Capital, LLC, a Delaware limited liability company (the "Purchaser") and Global Capital Management Inc., a Delaware corporation, with the Securities and Exchange Commission on April 14, 1998, relating to the tender offer by the Purchaser to purchase up to 380,000 beneficial assignee certificates ("BACs") evidencing the beneficial interest of an assignee in the series 20 limited partnership interests of Boston Capital Tax Credit Fund IV, L.P., a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 14, 1998 and the related Agreement of Transfer and Sale to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 1    SECURITY AND SUBJECT COMPANY

     (b) The Offer has been terminated by the Purchaser and Purchaser will not purchase any of the BACs due to regulatory requirements, which in the judgment of the Purchaser, makes it inadvisable to proceed with the purchase of the BACs. All BACs tendered will be promptly returned to their owners.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(5) -       Press Release dated May 12, 1998.
     (a)(6) -       Publication dated May 12, 1998.
     (a)(7) -       Press release dated May 21, 1998
     (a)(8) -       Publication dated May 21, 1998.

                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 21, 1998                  VALLEY CREEK CAPITAL, LLC

                                   By:  Global Capital Management, Inc.,
                                        a Delaware corporation,
                                        its Manager


                                        By:   /s/ Michael J. Frey
                                             -----------------------------------
                                             Michael J. Frey, Vice President


                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation


                                   By:   /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Vice President

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                                    EXHIBIT INDEX

                                                                Sequential
Exhibit No.                        Description                  Page Number
-----------                        -----------                  -----------
(a)(5) -             Press Release dated May 12, 1998.

(a)(6) -             Publication dated May 12, 1998.

(a)(7) -             Press Release dated May 21, 1998

(a)(8)-              Publication dated May 21, 1998.